Stephen H. Clark
Executive Vice President & Chief Financial Officer

July 25, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
South Jersey Gas Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File Nos. 1-6364 and 0-22211

Dear Mr. Thompson:

This letter sets forth the response of South Jersey Industries, Inc. and South Jersey Gas Company (each, as the case may be, the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 27, 2017, relating to the review of the Company’s Forms 10-K for the fiscal year ended December 31, 2016 (each, as the case may be, a “Form 10-K”).  For your convenience, we have reproduced the Staff’s comments preceding our responses below.

South Jersey Industries, Inc.

Form 10-K for Fiscal year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1. We note your disclosure of utility margin on pages 34 and 38, margin - gas operations on page 39, gross margin - energy group and gross margin - energy services on pages 40-41, SJE retail gas revenues and SJE retail electric revenues excluding unrealized gains and losses on page 36 and SJRG revenue excluding unrealized gains and losses and realized gains and losses on inventory injection hedges on pages 37 and 39. In future filings please disclose that these measures are non-GAAP financial measures. In addition with respect to gross margin - energy group, gross margin - energy services and revenues excluding unrealized gains and losses and realized gains and losses on inventory injection hedges with respect to SJRE, please disclose why management believes the non-GAAP measures provides useful information to investors. Please refer to Item 10(e)(i)(B) of Regulation S-K.

1 South Jersey Plaza, Folsom, New Jersey 08037 ● www.sjindustries.com
Tel. 609-561-9000 ● Fax 609-561-8225 ● TDD Only 1-800-547-9085

Response:

Utility Margin
Utility margin and margin – gas utility operations have the same definition.  In future filings, beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2017, the Company will utilize the term “Utility Margin” and no longer use the comparable term “Margin – Gas Utility Operations.”  Additionally, any references to Utility Margin in tables will be footnoted with a reference to the definition of Utility Margin and a statement that Utility Margin is a non-GAAP financial measure.  We further note that, consistent with Item 10(e)(i)(B) of Regulation S-K, the table on pages 33 and 34 of the Form 10-K provides a reconciliation of Total Utility Operating Revenue, a GAAP financial measure, to Utility Margin, the non-GAAP financial measure.

With regard to the definition of Utility Margin, in future filings, beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2017, the definition will state that such measure is a non-GAAP financial measure and will include disclosure (to be modified as appropriate to reflect then current information), along the following lines (new language is underlined; deleted language is crossed out):

Utility Margin– Management uses Utility Margin, a non-GAAP financial measure, when evaluating the operating results of SJG.  Utility Margin is defined as natural gas revenues less natural gas costs; volumetric and revenue based energy taxes; and regulatory rider expenses. We believe that Utility Margin provides a more meaningful basis for evaluating utility operations than revenues since natural gas costs, energy taxes and regulatory rider expenses are passed through to customers~~, and therefore, have no effect on margin~~. Natural gas costs are charged to operating expenses on the basis of therm sales at the prices approved by the BPU through the BGSS tariff. Non-GAAP financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measure.

Gross Margin – Energy Group and Gross Margin – Energy Services
The terms Gross Margin – Energy Group and Gross Margin – Energy Services do not refer to non-GAAP financial measures.  The master glossary of the FASB Accounting Standards Codification defines gross margin as “the excess of sales over cost of goods sold,” which is consistent with the definition disclosed on page 40 of the Form 10-K:  “Gross margin for the nonutility businesses is defined as revenue less all costs that are directly related to the production, selling and delivery of the Company's products and services.”  Energy Group and Energy Services are simply the categories of our nonutility operating segments as defined on page 28 of the Company’s Form 10-K.

Management does note that both revenue and gross margin specific to Energy Group are disclosed for SJE and SJRG as GAAP revenue and GAAP gross margin, but then adjusted by “excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility and adjusting for the change in realized gains and losses on all hedges attributed to inventory injection transactions to align them with the related cost of inventory in the period of withdrawal.”  It is not Management’s intent to present a non-GAAP financial measure when disclosing these amounts; instead, the intent is to break out these balances as a driver of GAAP revenue and GAAP gross margin.  In order to make it clearer that no non-GAAP financial measure is established, in future filings, beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2017 (to be modified as appropriate to reflect then current information), the Company proposes to revise the management discussion and analysis sections as shown below (new language is underlined; deleted language is crossed out).  Further, the Company will eliminate the three tables currently presented on pages 36-37.

Page 36-37:
Revenues from retail gas operations at SJE, net of intercompany transactions, increased $3.7 million, or 4.3%, in 2016 compared with 2015. ~~Excluding the change in unrealized gains and losses recorded on forward financial contracts due to price volatility of $(12.2) million, revenues decreased $8.5 million, or 9.3%, in 2016 compared with 2015.~~ The increase ~~decrease~~ in gas revenues~~, excluding unrealized gains/losses noted above,~~ was primarily due to the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility, which is excluded for Economic Earnings as defined on page 30 and represented a total increase of $12.2 million in 2016 compared with 2015.  This is partially offset with a 7.7% decrease in the average monthly New York Mercantile Exchange (NYMEX) settle price.

Revenues from retail electric operations at SJE, net of intercompany transactions, increased $30.2 million, or 20.8%, in 2016 compared with 2015. ~~Excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility of $(2.3) million, revenues increased $27.9 million, or 19.2%, in 2016 compared with 2015.~~ The increase ~~in revenues from retail electric operations at SJE, as defined above,~~ was primarily due to a 17.9% increase in sales volumes, which was driven by additional electric contracts entered into during 2016. Also contributing was the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility, which is excluded for Economic Earnings as defined on page 30 and represented a total increase of $2.3 million in 2016 compared with 2015. SJE uses forward financial contracts to mitigate commodity price risk on fixed price electric contracts. In accordance with GAAP, the forward financial contracts are recorded at fair value, with changes in fair value recorded in earnings in the period of change. The related customer contracts are not considered derivatives and, therefore, are not recorded in earnings until the electricity is delivered. As a result, earnings are subject to volatility as the market price of the forward financial contracts change, even when the underlying hedged value of the customer contract is unchanged. Over time, gains or losses on the sale of the fixed price electric under contract will be offset by losses or gains on the forward financial contracts, resulting in the realization of the profit margin expected when the transactions were initiated. The retail electric operations at SJE serve both fixed and market-priced customers.

Revenues from the wholesale energy operations at SJRG, net of intercompany transactions, increased $91.6 million in 2016 compared with 2015. ~~Excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility of $(3.9) million and adjusting for the change in realized gains and losses on all hedges attributed to inventory injection transactions of $0.6 million to align them with the related cost of inventory in the period of withdrawal, revenues from the wholesale energy operations at SJRG increased $88.3 million in 2016 compared with 2015.~~ The increase ~~in revenues from the wholesale energy operations at SJRG, as defined above,~~ was primarily due to revenues earned on gas supply contracts with two electric generation facilities, along with additional capacity. Also contributing was the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility, which is excluded for Economic Earnings as defined on page 30 and represented a total increase of $3.9 million in 2016 compared with 2015.  Partially offsetting this increase was a 7.7% decrease in the average monthly NYMEX settle price. As discussed in Note 1 to the consolidated financial statements, revenues and expenses related to the energy trading activities of SJRG are presented on a net basis in Operating Revenues - Nonutility on the statements of consolidated income.

Page 40:
Gross Margin from SJE's retail gas and other operations increased $11.1 million to $13.5 million in 2016 compared with 2015 due to the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility, which is excluded for Economic Earnings as defined on page 30 and represented a total increase of $12.2 million in 2016 compared with 2015. The partially offsetting decrease does not represent a significant change. ~~Excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility of $(12.2) million as discussed above, gross margin decreased $1.1 million in 2016 compared with 2015, which does not represent a significant change.~~ Excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts as discussed above, gross margin as a percentage of Operating Revenues did not change significantly in 2016 compared with 2015.

Gross Margin from SJE's retail electric operations increased $4.4 million to $10.5 million in 2016 compared with 2015~~. Excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility of $(2.3) million as discussed above, gross margin increased $2.1 million in 2016 compared with 2015,~~ primarily due to margins earned on additional electric contracts entered into in 2016. Also contributing was the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility, which is excluded for Economic Earnings as defined on page 30 and represented a total increase of $2.3 million in 2016 compared with 2015. Excluding the impact of the unrealized gains and losses discussed above, gross margin as a percentage of Operating Revenues did not change significantly in 2016 compared with 2015.

Gross Margin from the wholesale energy operations at SJRG increased $8.1 million to $56.7 million in 2016 compared with 2015. ~~Excluding the impact of the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility of $(3.9) million and adjusting for the change in realized gains and losses on all hedges attributed to inventory injection transactions of $0.6 million to align them with the related cost of inventory in the period of withdrawal as discussed above, gross margin for SJRG increased $4.8 million.~~ The increase in gross margin was primarily due to additional capacity along with margins earned on gas supply contracts with two electric generation facilities. Also contributing was the net change in unrealized gains and losses recorded on forward financial contracts due to price volatility, which is excluded for Economic Earnings as defined on page 30 and represented a total increase of $3.9 million in 2016 compared with 2015.

South Jersey Gas Company
Form 10-K for Fiscal year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

2. We note your disclosure of utility margin. In future filings please disclose that utility margin is a non-GAAP financial measure.

Response:
In future filings, beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2017, all references to utility margin or margin (pre-tax) will be identified simply as “Utility Margin.”  Additionally, any references to Utility Margin in tables will be footnoted with a reference to the definition of Utility Margin and a statement that Utility Margin is a non-GAAP financial measure.  We note that, consistent with Item 10(e)(i)(B) of Regulation S-K, the table on pages 18 and 19 of the Form 10-K provides a reconciliation of Total Utility Operating Revenue, a GAAP financial measure, to Utility Margin, the non-GAAP financial measure.

With regard to the definition of Utility Margin and its identification as a non-GAAP financial measure, in future filings, beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2017, the definition will state that such measure is a non-GAAP financial measure and will include disclosure (to be modified as appropriate to reflect then current information), along the following lines (new language is underlined):

Page 20:

Utility Margin - Management uses Utility Margin, a non-GAAP financial measure, when evaluating the operating results of SJG.  Utility Margin is defined as natural gas revenues less natural gas costs; volumetric and revenue based energy taxes; and regulatory rider expenses. We believe that Utility Margin provides a more meaningful basis for evaluating utility operations than revenues since natural gas costs, energy taxes and regulatory rider expenses are passed through to customers~~, and, therefore, have no effect on our profitability~~. Natural gas costs are charged to operating expenses on the basis of therm sales at the prices approved by the BPU through our BGSS tariff. Non-GAAP financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measure.

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (609) 561-9000.

Very truly yours,

/s/ Stephen H. Clark

Stephen H. Clark